UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 12, 2026 titled “Arcos Dorados Reports Third Quarter 2026 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Roman Ajzen
	Name:	Roman Ajzen
	Title:	Chief Legal Officer

Date: November 12, 2026

Item 1

Arcos Dorados Third Quarter 2026 Results November 12, 2026

ARCOS DORADOS REPORTS THIRD QUARTER 2026 FINANCIAL RESULTS

•	Total revenues reached $1.3 billion, up 11.3% in US dollars versus the prior year.

•	Systemwide comparable sales rose 15.5%, with higher average check and positive guest traffic.

•	Consolidated Adjusted EBITDA[1] was $125.9 million, up 9.0% versus the prior year period when excluding the positive impact of the net federal tax credit recognized in Brazil in 2025.

•	Consolidated Food & Paper costs as a percentage of revenue improved 90 basis points year-over-year, marking the third consecutive quarter of improvement, with all three divisions contributing.

•	Net Income was $31.2 million, or $0.15 per share, in the third quarter of 2026.

•	Adjusted Free Cash Flow[1] over the last twelve months reached $156.3 million, compared with $52.6 million in the prior-year comparable period.

•	The Board of Directors approved an open market share repurchase program of up to $25 million of the Company's Class A shares, to be purchased and canceled over the next six months, reflecting its confidence in the Company’s long-term value and a commitment to returning capital to shareholders.

Montevideo, Uruguay, November 12, 2026 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America and the Caribbean’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three and nine months ended September 30, 2026.

Message from Luis Raganato, Chief Executive Officer

We had a solid third quarter, with total revenue up more than 11%. Growth was driven by average check and encouraging guest traffic trends. Consolidated Adjusted EBITDA rose 9%, excluding the net federal tax credit from last year’s result.

Market share, which is the highest in the region, continued to expand in the quarter. Digital sales grew 22% year-over-year, representing around two-thirds of systemwide sales. We reached new highs within Digital, with 29% identified sales and a Loyalty Program membership that has grown by 60% in the last year, reaching almost 38 million members.

Adjusted EBITDA reached $125.9 million, with a 9.5% margin. Food and paper declined as a percentage of revenues, and continued cost discipline drove G&A (general and administrative) leverage. All three divisions delivered strong Adjusted EBITDA growth in US dollars.

In connection with the long-term objectives we communicated during our recent Investor Day, today we are also communicating our capital allocation framework: (i) high expected return capital expenditures to take advantage of the region’s long-term growth opportunity, (ii) healthy balance sheet to support long-term growth, (iii) dividends to provide a direct return of capital to shareholders and (iv) share repurchases as an additional way to return capital to shareholders.

With the first three priorities already well-established, and reflecting its confidence in our long-term growth ambitions, the Board of Directors has approved a share repurchase program of up to $25 million of the Company’s Class A shares over the course of the next six months.

Through the first nine months of 2026, we have delivered 13% total revenue and 17% Adjusted EBITDA growth in US dollars, excluding the net federal tax benefit in Brazil last year, despite navigating a period of challenging consumer dynamics. We are working hard to close the year with another solid quarter and start 2027 on the right foot.

1 For definitions, please refer to pages 7 and 8 of this document.

AD Holdings Inc. – Consolidated Key Financial Results

Figure 1.a

(In millions of U.S. dollars, except as noted)

	3Q25 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q26 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,479			2,582

Sales by Company-operated Restaurants	1,139.3	(69.0)	196.8	1,267.2	11.2%	17.3%
Revenues from franchised Restaurants	53.5	(6.0)	13.3	60.8	13.7%	24.9%
Total Revenues	1,192.8	(74.9)	210.1	1,328.0	11.3%	17.6%
Systemwide Comparable Sales						15.5%
Adjusted EBITDA	201.1	(7.3)	(67.9)	125.9	-37.4%	-33.8%
Adjusted EBITDA Margin	16.9%			9.5%	-7.4 p.p.
Net income attributable to AD	150.4	(16.7)	(102.6)	31.2	-79.3%	-68.2%
Net income attributable to AD Margin	12.6%			2.3%	-10.3 p.p.
No. of shares outstanding (thousands)	210,663			210,663
EPS (US$/Share)	0.71			0.15

Figure	1.b - AD Holdings Inc. – Consolidated Key Financial Results Excluding Net Federal Tax Credit

(In millions of U.S. dollars, except as noted)

	3Q25 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q26 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,479			2,582

Sales by Company-operated Restaurants	1,139.3	(69.0)	196.8	1,267.2	11.2%	17.3%
Revenues from franchised Restaurants	53.5	(6.0)	13.3	60.8	13.7%	24.9%
Total Revenues	1,192.8	(74.9)	210.1	1,328.0	11.3%	17.6%
Systemwide Comparable Sales						15.5%
Adjusted EBITDA	115.5	(7.3)	17.7	125.9	9.0%	15.3%
Adjusted EBITDA Margin	9.7%			9.5%	-0.2 p.p.
Net income attributable to AD	25.2	(16.7)	22.6	31.2	23.7%	89.7%
Net income attributable to AD Margin	2.1%			2.3%	0.2 p.p.
No. of shares outstanding (thousands)	210,663			210,663
EPS (US$/Share)	0.12			0.15

Arcos Dorados’ total revenues reached $1.3 billion, up 11.3% in US dollars versus the prior year quarter. The Company’s systemwide comparable sales rose 15.5% in the quarter, driven by higher average check and positive guest traffic.

Digital channel sales rose by about 22% in the period and represented more than 66% of the third quarter's systemwide sales. Self-order kiosks continued to deliver solid growth, benefiting from the increasingly modernized restaurant base. Delivery, Mobile Order & Pay, and Loyalty sales also remained strong, supported by increasing penetration and customer adoption across the region.

Marketing campaigns included the launch of the Best Burger quality platform in several SLAD markets, with strong improvements in taste and quality perceptions. Value platforms continued to be important across several markets, especially in NOLAD, where consumers remain cautious with their spending. Brazil added menu innovation with a new premium burger while leveraging a local favorite with another limited-time-offer of the McFish sandwich. All three divisions ran campaigns based on cross-platform partnerships such as K-Pop Demon Hunters and Formula One. Finally, several markets also innovated with new flavors on the dessert platform, with positive results.

Adjusted EBITDA declined in US dollars, mainly reflecting a high prior-year comparison base that included an $85.6 million positive impact from the net federal tax credit in Brazil. Excluding this effect, consolidated Adjusted EBITDA rose 9.0% and Adjusted EBITDA margin contracted by 20 basis points versus the prior-year period. This was driven by higher Payroll and Occupancy & Other Operating expenses as a percentage of revenues, which were partially offset by lower Food & Paper and G&A expenses.

Net income margin attributable to the Company was 2.3% in the third quarter of 2026, compared with 12.6% in the prior-year quarter, which included the full impact of the abovementioned net federal tax credit recognized in Brazil. Excluding this effect, net income margin expanded 20 basis points from 2.1% in the prior-year quarter.

Arcos Dorados recorded earnings of $0.15 per share in the third quarter of 2026. Total weighted average shares were 210,663,057 in both periods.

Notable Items

Included in Adjusted EBITDA: there were no notable items included in the Adjusted EBITDA in the third quarter of 2026. The third quarter of 2025 included $85.6 million related to a net federal tax credit in Brazil.

Excluded from Adjusted EBITDA: there were no notable items excluded from the Adjusted EBITDA in either the third quarter of 2026 or the third quarter of 2025.

New Unit Development: Total and by Format[1]

Figure 2

	Sep. 30, 2026	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025
Brazil	1,272	1,250	1,241	1,230	1,202
NOLAD	678	670	670	669	666
SLAD	632	628	625	621	611
TOTAL	2,582	2,548	2,536	2,520	2,479

1End of period, including company operated and franchised restaurants

Figure 3

As of Sep.30, 2026	Store Format*			Total Restaurants	Ownership		McCafes	Dessert Centers
	FS	IS	MS & FC		Company Operated	Franchised
Brazil	710	90	472	1,272	790	482	242	2,015
NOLAD	431	49	198	678	542	136	26	506
SLAD	291	124	217	632	519	113	253	740
TOTAL	1,432	263	887	2,582	1,851	731	521	3,261

*FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

Arcos Dorados opened 35 restaurants in the third quarter of 2026, including 28 freestanding units. As of the end of September 2026, 78% of its systemwide restaurant portfolio offered the most modernized restaurant experience in the Latin American and Caribbean quick service restaurant industry.

Consolidated Debt and Financial Ratios

Figure 4

(In thousands of U.S. dollars, except ratios)

	September 30,	December 31,
	2026	2025
Total Cash & cash equivalents (i)	292,328	422,347
Total Financial Debt (ii)	976,093	1,101,739
Net Financial Debt (iii)	683,765	679,392
LTM Adjusted EBITDA	543,426	575,209
Total Financial Debt / LTM Adjusted EBITDA ratio	1.8	1.9
Net Financial Debt / LTM Adjusted EBITDA ratio	1.3	1.2
LTM Net income attributable to AD	137,517	212,116
Total Financial Debt / LTM Net income attributable to AD ratio	7.1	5.2
Net Financial Debt / LTM Net income attributable to AD ratio	5.0	3.2

(i)	Total cash & cash equivalents include short-term investment.

(ii)	Total financial debt includes short-term debt, long-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $67.8 million and $78.7 million as a reduction of financial debt as of September 30, 2026 and December 31, 2025, respectively).

(iii)	Net financial debt equals total financial debt less total cash & cash equivalents.

The net debt to Adjusted EBITDA leverage ratio ended the third quarter of 2026 at 1.3x, compared with 1.2x at year-end 2025.

Adjusted Free Cash Flow

For the last twelve months ended September 30, 2026, the Company generated Adjusted Free Cash Flow of $156.3 million, compared to $52.6 million in the prior comparable period.

Recent Developments

2026 Investor Day

On October 1, 2026, the Company hosted its 2026 Investor Day, where management presented its long-term growth strategy and financial framework. The Company provided long-term growth objectives of mid- to high-single-digit annual total revenue growth and high-single- to low-double-digit annual Adjusted EBITDA growth. From 2027 through 2030, the Company expects to open 550 to 600 restaurants and to invest $1.3 billion to $1.5 billion in capital expenditures.

Share Repurchase Program

The Company's Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may from time to time repurchase in the open market and cancel up to $25 million of its Class A shares, over the next six months.

Third Quarter 2026 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, November 12, 2026, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link: Arcos Dorados Third Quarter 2026 Earnings Webcast.

A replay of the webcast will be available later today in the investor section of the Company’s website: https://ir.arcosdorados.com/.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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Definitions

In addition to financial measures prepared in accordance with generally accepted accounting principles (GAAP), management analyzes business trends using a variety of performance, financial and liquidity measures, which are considered non-GAAP. This press release and the accompanying tables use the following non-GAAP measures: Adjusted EBITDA, Adjusted net cash provided by operating activities, Adjusted Free Cash Flow, Constant Currency basis, Systemwide sales, and Systemwide comparable sales growth.

Adjusted EBITDA: Management uses Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as the Company’s operating income plus depreciation and amortization plus/minus the following losses/gains: gains from sale or insurance recovery of property and equipment, write-offs of long-lived assets, impairment of long-lived assets, and reorganization and optimization plan expenses.

Management believes Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 5 of this earnings release includes a reconciliation of Adjusted EBITDA to Net income attributable to Arcos Dorados. For more information, please see the Adjusted EBITDA reconciliation in Note 8 – Segment and geographic information – of our financial statements filed today with the Securities and Exchange Commission (the “SEC”) on Form 6-K.

Adjusted net cash provided by operating activities and Adjusted Free Cash Flow: Management uses Adjusted net cash provided by operating activities and Adjusted Free Cash Flow as supplemental measure to facilitate the analysis of the Company’s cash generation performance and liquidity from period to period.

Adjusted net cash provided by operating activities is defined as net cash provided by (used in) operating activities plus interest paid less interest collected. Adjusted Free Cash Flow is defined as Adjusted net cash provided by operating activities less property and equipment expenditures and purchases of restaurant businesses paid at acquisition date plus proceeds from sales of property and equipment, restaurant businesses and related advances.

Management believes Adjusted net cash provided by operating activities and Adjusted Free Cash Flow provide useful information to investors, when considered together with GAAP measures, in evaluating the Company’s ability to generate cash to fund capital expenditures and financing activities. Management evaluates these measures prior to investing and financing decisions.

Adjusted net cash provided by operating activities and Adjusted Free Cash Flow are non-GAAP financial measures and should not be considered as an alternative to net cash provided by operating activities or any other measure of financial performance or liquidity prepared in accordance with GAAP. These non-GAAP financial measures are not defined in the same manner by all companies and may not be comparable to similarly titled measures used by other companies. A reconciliation of Adjusted Free Cash Flow to net cash provided by operating activities is included in Figure 11 of this earnings release.

Constant Currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories:

•	Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which the Company conducts its business against the US dollar (the currency in which the Company’s financial statements are prepared).

•	Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation. The Company also calculates variations as a percentage in constant currency, which are also considered to be non-GAAP measures, to provide a more meaningful analysis of its business by identifying the underlying business trends, without distortion from the effect of foreign currency fluctuations.

Systemwide sales: Systemwide sales represent measures for both Company-operated and sub-franchised restaurants. While sales by sub-franchisees are not recorded as revenues by the Company, management believes the information is important in understanding its financial performance because these sales are the basis on which it calculates and records sub-franchised restaurant revenues and are indicative of the financial health of its sub-franchisee base.

Systemwide comparable sales growth: this non-GAAP measure, refers to the change, on a constant currency basis, in Company-operated and sub-franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) including those temporarily closed. Management believes it is a key performance indicator used within the retail industry and is indicative of the success of the Company’s initiatives as well as local economic, competitive and consumer trends. Sales by sub-franchisees are not recorded as revenues by the Company.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 21 Latin American and Caribbean countries and territories with more than 2,500 restaurants, operated by the Company or by its sub-franchisees, that together employ more than 100 thousand people (as of 09/30/2026). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: https://ir.arcosdorados.com/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation and its outlook and guidance for 2026 and for the period 2027 to 2030. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. Certain trademarks and characters referenced herein are the property of their respective owners and are used under license.

Third Quarter 2026 Consolidated Results

Figure 5

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Nine-Months ended
	September 30,		September 30,
	2026	2025	2026	2025
REVENUES
Sales by Company-operated restaurants	1,267,188	1,139,343	3,674,161	3,257,987
Revenues from franchised restaurants	60,836	53,485	175,460	153,729
Total Revenues	1,328,024	1,192,828	3,849,621	3,411,716
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(450,383)	(414,779)	(1,301,110)	(1,177,955)
Payroll and employee benefits	(240,044)	(211,152)	(705,902)	(615,362)
Occupancy and other operating expenses	(376,761)	(333,317)	(1,097,249)	(961,128)
Royalty fees	(77,057)	(69,069)	(223,950)	(198,935)
Franchised restaurants - occupancy expenses	(27,885)	(22,619)	(77,710)	(64,691)
General and administrative expenses	(79,844)	(76,824)	(236,956)	(227,679)
Other operating (expense) income, net	(5,119)	82,115	(417)	88,824
Total operating costs and expenses	(1,257,093)	(1,045,645)	(3,643,294)	(3,156,926)
Operating income	70,931	147,183	206,327	254,790
Net interest (expense) income and other financing results	(24,338)	27,071	(48,179)	(8,004)
Gain (loss) from derivative instruments	753	(593)	8,146	861
Foreign currency exchange results	(713)	3,037	11,540	(2,590)
Other non-operating income (expenses), net	73	(424)	(38)	(1,027)
Income before income taxes	46,706	176,274	177,796	244,030
Income tax expense, net	(15,401)	(25,732)	(65,164)	(56,723)
Net income	31,305	150,542	112,632	187,307
Net income attributable to non-controlling interests	(104)	(113)	(285)	(361)
Net income attributable to Arcos Dorados Holdings Inc.	31,201	150,429	112,347	186,946
Net income attributable to Arcos Dorados Holdings Inc. Margin as % of total revenues	2.3%	12.6%	2.9%	5.5%
Earnings per share information ($ per share):
Basic net income per common share	$ 0.15	$ 0.71	$ 0.53	$ 0.89
Weighted-average number of common shares outstanding-Basic	210,663,057	210,663,057	210,663,057	210,663,057
Adjusted EBITDA Reconciliation
Net income attributable to Arcos Dorados Holdings Inc.	31,201	150,429	112,347	186,946
Net income attributable to non-controlling interests	104	113	285	361
Income tax expense, net	15,401	25,732	65,164	56,723
Other non-operating (income) expenses, net	(73)	424	38	1,027
Foreign currency exchange results	713	(3,037)	(11,540)	2,590
(Gain) loss from derivative instruments	(753)	593	(8,146)	(861)
Net interest expense (income) and other financing results	24,338	(27,071)	48,179	8,004
Depreciation and amortization	54,984	50,717	163,669	144,925
Operating charges excluded from EBITDA computation	(10)	3,226	737	2,801
Adjusted EBITDA	125,905	201,126	370,733	402,516
Adjusted EBITDA Margin as % of total revenues	9.5%	16.9%	9.6%	11.8%

Third Quarter 2026 Results by Division and Average Exchange Rates per Quarter

Figure 6

(In thousands of U.S. dollars)

	For Three-Months ended		as	Constant	For Nine-Months ended		as	Constant
	September 30,		reported	Currency	September 30,		reported	Currency
	2026	2025	Incr/(Decr)%	Incr/(Decr)%	2026	2025	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	522,271	452,589	15.4%	8.8%	1,514,370	1,268,278	19.4%	8.8%
NOLAD	354,278	328,457	7.9%	2.8%	1,024,321	927,986	10.4%	3.7%
SLAD	451,475	411,782	9.6%	39.1%	1,310,930	1,215,452	7.9%	40.0%
TOTAL	1,328,024	1,192,828	11.3%	17.6%	3,849,621	3,411,716	12.8%	18.5%

Operating Income (loss)
Brazil	46,221	127,325	-63.7%	-65.9%	138,285	194,421	-28.9%	-35.4%
NOLAD	16,605	14,394	15.4%	8.8%	49,231	54,822	-10.2%	-15.8%
SLAD	35,603	30,140	18.1%	57.9%	98,471	82,563	19.3%	59.8%
Corporate and Other	(27,498)	(24,676)	-11.4%	-14.8%	(79,660)	(77,016)	-3.4%	-10.7%
TOTAL	70,931	147,183	-51.8%	-46.7%	206,327	254,790	-19.0%	-14.3%

Adjusted EBITDA
Brazil	68,076	147,438	-53.8%	-56.5%	203,861	249,961	-18.4%	-25.9%
NOLAD	32,877	29,950	9.8%	4.0%	98,273	97,428	0.9%	-5.6%
SLAD	50,768	46,695	8.7%	38.4%	143,387	126,288	13.5%	45.2%
Corporate and Other	(25,816)	(22,957)	-12.5%	-16.0%	(74,788)	(71,161)	-5.1%	-12.2%
TOTAL	125,905	201,126	-37.4%	-33.8%	370,733	402,516	-7.9%	-5.4%

Figure 7

Systemwide Comparable Sales Growth	For Three-Months ended
	September 30,
	2026	2025
Brazil	3.5%	1.0%
NOLAD	-0.4%	0.4%
SLAD	45.8%	39.7%
TOTAL	15.5%	12.7%

Figure 8

Period average Local currency per US$	Brazil	Mexico	Argentina

3Q26	5.14	17.26	1,499.80
3Q25	5.45	18.62	1,333.10

Summarized Consolidated Balance Sheet

Figure 9

(In thousands of U.S. dollars)

	September 30,	December 31,
	2026	2025
ASSETS
Current assets
Cash and cash equivalents	280,285	373,438
Short-term investments	12,043	48,909
Accounts and notes receivable, net	156,363	164,482
Other current assets (1)	319,060	254,764
Derivative instruments	52,512	10,365
Total current assets	820,263	851,958
Non-current assets
Property and equipment, net	1,334,392	1,308,732
Net intangible assets and goodwill	152,765	148,950
Deferred income taxes	117,726	104,250
Derivative instruments	15,297	68,339
Equity method investments	15,019	16,033
Leases right of use asset	1,260,663	1,133,551
Other non-current assets (2)	259,452	254,031
Total non-current assets	3,155,314	3,033,886
Total assets	3,975,577	3,885,844
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	353,832	356,606
Taxes payable (3)	124,978	143,922
Accrued payroll and other liabilities	219,478	145,460
Royalties payable to McDonald’s Corporation	30,077	34,099
Provision for contingencies	1,429	1,455
Interest payable	15,401	18,915
Financial debt (4)	57,683	21,442
Operating lease liabilities	120,558	106,836
Total current liabilities	923,436	828,735
Non-current liabilities
Accrued payroll and other liabilities	60,609	91,801
Provision for contingencies	57,202	49,399
Financial debt (5)	970,818	1,140,086
Deferred income taxes	3,777	2,757
Operating lease liabilities	1,108,516	1,000,927
Total non-current liabilities	2,200,922	2,284,970
Total liabilities	3,124,358	3,113,705
Equity
Class A shares of common stock	389,967	389,967
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,659
Retained earnings	879,307	825,946
Accumulated other comprehensive loss	(541,947)	(567,630)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	849,534	770,490
Non-controlling interest in subsidiaries	1,685	1,649
Total equity	851,219	772,139
Total liabilities and equity	3,975,577	3,885,844

(1)	Includes “Other receivables”, “Inventories” and “Prepaid expenses and other current assets”.

(2)	Includes “Miscellaneous” and “Collateral deposits”.

(3)	Includes “Income taxes payable” and “Other taxes payable”.

(4)	Includes “Short term debt”, “Current portion of long-term debt” and “Derivative instruments”.

(5)	Includes “Long-term debt, excluding current portion” and “Derivative instruments”.

Condensed Consolidated Statements of Cash Flows

Figure 10

(In thousands of U.S. dollars)

	For Nine-Months ended
	September 30,
	2026	2025
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	112,347	186,946
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	163,669	144,925
Gain on restaurant transactions	(5,837)	(8,171)
Foreign currency exchange results	(2,324)	8,550
Gain from derivative instruments	(8,146)	(861)
Others, net	30,491	2,350
Changes in assets and liabilities	(59,633)	(169,821)
Net cash provided by operating activities	230,567	163,918
Investing activities
Property and equipment expenditures	(156,301)	(179,921)
Purchases of restaurant businesses paid at acquisition date	(3,500)	(7,057)
Proceeds from sales of property and equipment, restaurant businesses and related advances	7,425	2,106
Proceeds from short-term investments	40,415	44,300
Acquisition of short and long term investments	(3,381)	(124,393)
Other investing activity	(2,012)	(1,960)
Net cash used in investing activities	(117,354)	(266,925)
Financing activities
Issuance of 2032 Senior Notes	—	597,498
Proceeds from sale of 2029 Senior Notes	—	16,156
Repurchases and Redemption of 2027 and 2029 Senior Notes	(360,525)	(379,265)
Short and long term borrowings	209,961	26,437
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(44,240)	(37,920)
Payment of short-term debt and other long term debt	(2,325)	(54,132)
Payments for debt issue costs	—	(6,158)
Other financing activities	(3,690)	(3,667)
Net cash (used in) provided by financing activities	(200,819)	158,949
Effect of exchange rate changes on cash and cash equivalents	(5,547)	(8,209)
(Decrease) increase in cash and cash equivalents	(93,153)	47,733
Cash and cash equivalents at the beginning of the year	373,438	135,064
Cash and cash equivalents at the end of the period	280,285	182,797

Adjusted Free Cash Flow

Figure 11 (In thousands of U.S. dollars)	LTM ended
	Sep 30,
	2026	2025
Net cash provided by operating activities	362,993	270,971
Interest paid	69,319	69,321
Interest collected	(22,658)	(15,409)
Adjusted net cash provided by operating activities	409,654	324,883
Property and equipment expenditures	(257,730)	(268,388)
Purchases of restaurant business paid at acquisition date	(3,500)	(7,057)
Proceeds from sales of property and equipment, restaurant businesses and related advances	7,888	3,170
Adjusted Free Cash Flow	156,312	52,608

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